LIBERTY MINT, LTD COMPENSATION PLAN

Liberty Mint, Ltd., a Nevada corporation (the "Company"), hereby adopts This Compensation Plan of Liberty Mint, Ltd.(the "Plan") this 11th day of September, 2000. Under the Plan, the Company will issue one hundred eighty thousand (180,000) shares of the Company's common stock, par value $0.001 (the "Stock") to Richard D. Surber, a consultant to the Company, on the terms and conditions set forth in that certain fee agreement dated September 11, 2000 between the Company and Richard D. Surber ("Benefits"). Benefits are being granted under this Plan to Richard D. Surber for bona fide services rendered to the Company by him, which services were not in connection with the offer or sale of securities in a capital-raising transaction. No stock will be issued under the benefit plan to Richard D. Surber for directly or indirectly promoting or maintaining a market for the Company's securities.

1. Purpose of the Plan. The Plan is intended to compensate a consultant to the Company for services rendered to the Company in preparing and filing Forms 10-SB, 10-KSB and 10-QSB and amendments thereto with the Securities and Exchange

2. Shares of Stock Subject to this Plan. A total of One Hundred Eighty Thousand (180,000) shares of Stock will be subject to, or issued pursuant to, Benefits granted under this Plan.

3. Eligibility. Richard D. Surber is the only person who will be eligible to receive shares of stock under this plan.

4. Withholding. The Company will make no withholdings pursuant to the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), or applicable state or local laws, the Company will not make any payments on behalf of Richard D. Surber, who will be subject to paying any and all taxes owed as a result of benefits paid under this plan.

5. Expiration and Termination of this Plan. This Plan may be abandoned or terminated at any time by the written consent of the Company and Richard D. Surber. This Plan shall otherwise terminate on the earlier of the date that is one year from the date first appearing in this Plan or the date on which the one hundred eighty thousandth share is issued hereunder.

ATTEST:


/s/ Dan Southwick
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Dan Southwick, President and CEO